Exhibit 99.1

One of China’s Leading Content Creators Selects Global Mofy for Upcoming TV Show

Beijing, April 24, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (Nasdaq: GMM), a technology solutions provider engaged in virtual content production and digital asset development for the broader digital entertainment industry, today announced it has signed a new agreement to provide virtual technology services to one of China’s leading content creators. Under the agreement, Global Mofy’s proprietary digital asset development platform and software ecosystem, Mofy Lab, will be used to facilitate the production of intricate scenes requiring substantial virtual scene construction for an upcoming television program.

Mofy Lab features a robust, detailed asset labeling and sorting system, enabling faster, seamless digital asset deployment through AI. This provides Global Mofy and its customers with significant competitive advantages and reduces time-to-market in the entertainment industry and across various other use cases. Importantly, Mofy Lab helps lower development costs through increased efficiencies and resource reduction while maintaining superior quality.

Mr. Haogang Yang, CEO of Global Mofy Metaverse, stated, “This represents another significant win for us, providing an opportunity for the wider industry to witness the advantages of utilizing Mofy Lab, while consumers reap the rewards of an enhanced, more immersive entertainment experience. We are further solidifying our position as a premier digital asset developer, owner, and licensor by dedicating resources to creating the tools and digital components vital to the AI, virtual, and Metaverse-focused landscape. Our mission is to empower creators to bring their wildest imaginations to virtual life. With endless possibilities and opportunities ahead, we’re at the forefront of shaping the future of digital content creation, and focused on unlocking greater value for all shareholders.”

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is a technology solutions provider engaged in virtual content production, and the development of digital assets for the digital entertainment industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 30,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com